

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 4, 2010

Via U.S. Mail and Facsimile

Kenneth A. Martinek
President and Chief Executive Officer
Northeast Community Bancorp, Inc.
325 Hamilton Avenue
White Plains, NY 10601

      Re: **Northeast Community Bancorp, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed March 30, 2010
              File No. 000-51852

Dear Mr. Martinek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 13. Certain Relationships and Related Transactions …, page 55

Transactions with Related Persons, page 20 of Definitive Proxy Statement on Schedule 14A

1. Please tell us whether the bank makes loans to related persons, as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K. If loans to related

persons have been made, please provide the information required by Item 404(a)(5) of Regulation S-K. Alternatively, confirm, if accurate, that Instruction 4.c. to Item 404(a) of Regulation S-K is applicable. Provide proposed revised disclosure and confirm that future filings will be revised accordingly.

Item 15. Exhibits and Financial Statement Schedules, page 56

Exhibit 10.10

2. Tell us why your entry into the Amended and Restated Participation Agreement with Kenneth A. Martinek was not reported on Form 8-K. Also, we note that you have omitted Exhibit A from the agreement. Please refile the agreement in its entirety by amending your Form 10-K or including it as an exhibit to your Form 10-Q for the quarterly period ended June 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3366 with any questions.

Sincerely,

Michael Seaman
Special Counsel